UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 2, 2021, Connect Biopharma Holdings Limited issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release dated September 2, 2021: Connect Biopharma Announces First Patient Dosed in Standalone China Pivotal Trial Evaluating CBP-201 in Adults with Moderate-to-Severe Atopic Dermatitis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 2, 2021	CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
Name: Eric Hall
Title: Interim Chief Financial Officer